SIMPSON THACHER & BARTLETT LLP

AMERICAN LAWYERS

ICBC TOWER, 35th FLOOR

3 GARDEN ROAD

CENTRAL, HONG KONG

(852) 2514-7600

FACSIMILE: (852) 2869-7694

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(852) 2514-7665	jpark@stblaw.com

October 13, 2008

VIA EDGAR

Ms. Mara L. Ransom

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Tel:    (202) 551-3264

Re:	Korea Electric Power Corporation

Annual Report on Form 20-F for Fiscal Year

Ended December 31, 2007

Filed June 30, 2008

File No. 000-13372

Dear Ms. Ransom:

We are writing on behalf of our client, Korea Electric Power Corporation (the “Company”), in response to your letter, dated September 29, 2008, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F for fiscal year 2007 filed with the Commission on June 30, 2008.

As per the phone conversation between you and my colleague, Johneth Park, on October 10, 2008, we are grateful that the Staff has agreed to our request to respond to these comments by October 31, 2008. We very much appreciate the Staff’s understanding and patience in this regard.

Please contact me at Simpson Thacher & Bartlett LLP (35th floor, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Very truly yours,

/s/ Jin Hyuk Park